FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta appoints new Vice-Chairman

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta appoints new Vice-Chairman

Basel, Switzerland, 10 June 2004

Syngenta is pleased to announce that the Board of Directors has elected Martin Taylor as its new Vice-Chairman.

Martin Taylor has been a member of the Board of Syngenta AG since its creation in 2000. He is currently an international advisor to Goldman Sachs, in addition to being a Director of RTL Group SA. He was Chairman of WHSmith PLC (1999–2003) and a Director of Antigenics Inc. (1999–2003). Previously he was Chief Executive Officer of Barclays PLC (1993–1998) and of Courtaulds Textiles (1990–1993). He was also a member of the Oxford Business School Advisory Board.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+1 (202) 347 8348

Syngenta – 10 June 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 10, 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel